
January 6, 2014

Via E-mail
Samuel Goldfinger
Chief Financial Officer
Committed Capital Acquisition Corporation
411 W. 14th Street, 2nd Floor
New York, NY 10014

> **Re: Committed Capital Acquisition Corporation**
> **Amendment No. 4 to Form 8-K**
> **Filed December 19, 2013**
> **File No. 000-52651**

Dear Mr. Goldfinger:

We have reviewed your responses to the comments in our letter dated December 11, 2013 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

1. Please revise to define the term "turn-key food and beverage services" in the place where first used.

Risk Factors, page 13

2. Please remove the second-to-last sentence of the first paragraph of this section. All material risks should be discussed in this section. If a risk is deemed not material, please do not reference it.

Management's Discussion and Analysis, page 32

Key Financial Terms and Metrics, page 33

3. We note your response to our prior comment 10; however, we do not believe it is appropriate to add back expenses that are not included in your statement of operations in order to arrive at any non-GAAP measure. Please revise EBITDA and Adjusted EBITDA accordingly.

4. We note your response to our previous comment 11. Please confirm our understanding that the Discontinued Operations Adjustment (3) to arrive at adjusted EBITDA represents the earnings or loss from operations which were discontinued in later years, but were not considered discontinued operations at the time the financial statements for the year in which the adjustments are presented were first issued. If our understanding is correct, it appears you have not presented discontinued operations in accordance with FASB ASC 205-20-45-3. Specifically, in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement for current and prior periods shall report the results of operations of the component, including any gain or loss recognized in discontinued operations.

Exhibit 99.2 Pro Forma Financial Statements

5. We note that you paid $750,000 as sign on bonuses to certain executive officers. In this regard, please revise to confirm that you will account for such amounts as compensation expense in your December 31, 2013 financial statements.

6. Please tell us whether or not you will account for the 1,000,000 shares issued to Mr. Segal as compensation expense in your December 31, 2013 financial statements.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: via E-mail
        Jeffrey Schultz, Esq.